Exhibit 99.6

Vodacom Group (Pty) Limited Group interim results presentation for the six months ended September 30, 2003 www.vodacom.co.za

Disclaimer This presentation has been prepared and published by Vodacom Group (Proprietary) Limited. Vodacom Group (Proprietary) Limited is a private company and as such is not required by the Companies Act of 61 of 1973, as amended, to publish its results. Vodacom Group (Proprietary) Limited makes no guarantee, assurance, representation and/or warranty as to the accuracy of the information contained in this presentation and will not be held liable for any reliance placed on the information contained in this presentation. The information contained in this presentation is subject to change without notice and may be incomplete or condensed. In addition, this presentation may not contain all material information pertaining to Vodacom Group (Proprietary) Limited and its subsidiaries. Without in anyway derogating from the generality of the foregoing, it should be noted that: Many of the statements included in this presentation are forward-looking statements that involve risks and/or uncertainties and caution must be exercised in placing any reliance on these statements. Moreover, Vodacom Group (Proprietary) Limited will not necessarily update any of these statements after the date of this presentation either to conform them to actual results or to changes in our expectations. Insofar as the shareholder's of Vodacom Group (Proprietary) Ltd are listed and offer their shares publicly for sale on recognised Stock Exchanges locally and/or internationally, potential investors in the shares of Vodacom Group (Proprietary) Limited's shareholders are cautioned not to place undue reliance on this presentation.

Content Alan Knott-Craig, Group CEO Operational highlights Leon Crouse, Group Finance Director Financial review Questions

Operational highlights Alan Knott-Craig Group CEO

Strategy "Sustained profit growth through customer growth and improved margins, while continuing to pay dividends to our shareholders"

Highlights Total customers 9.6 m 25.1% Revenue growth 19.6% EBITDA growth 22.2% Customers per employee 2,137 18.2% Net profit R1,374 million 49.7% Capital expenditure R1,129 34.3% Capex as % of revenue 10.0% 8.2%pts Office Anywhere Vodacom Mozambique

South African market growth Mar 2001 Mar 2002 Mar 2003 Sep 2003 Other operators 3.2 4.2 6 7.1 Vodacom 5.1 6.6 7.9 8.5 Total 8.3 10.8 13.9 15.6

South Africa - Market overview Estimated penetration 34.9% Strong competition Continued growth Rand strength, spot increasing 32.7% in last year to $=R7.09 Fixed-mobile substitution 1800 MHz priced and issued 3G price fixed Vodacom Other operators Market share 0.55 0.45

Vodacom South Africa Customers of 8.5 million 19.5% Gross connections 38.3% 2.2 million ARPU R179 per month 1.1% Contract churn at 10.8% Data revenue increasing Active GPRS users 35,642 Active MMS users 19,592 Launch of Office Anywhere 4.5% of revenue Sep 2002 Mar 2003 Sep 2003 Customers 7130 7874 8522 ARPU 181 183 179

Vodacom South Africa Profitability higher Increasing productivity Significant cash generation Margin improvement through reduction in distribution costs Capital expenditure slowing Sep 2002 Mar 2003 Sep 2003 Customers per employee 1854 2017 2217 Cumulative network capex per customer (ZAR) 1980 1933 1876

Other African operations Strong customer growth 98.1% Steady ARPU's Strong Rand reduces profits and debt Increasing competition Significant opportunities Mozambique Nigeria Sep 2002 Mar 2003 Sep 2003 Customers per employee 540 773 1070

Vodacom Tanzania Estimated mobile penetration 2.7% Estimated market share 56% Customers of 541,285 76.9% ARPU of $18 per month 21.7% Cumulative capex $152 million Sep 2002 Mar 2003 Sep 2003 Customers 306 447 541 ARPU 23 22 18

Vodacom Congo Sep 2002 Mar 2003 Sep 2003 Customers 142 248 458 ARPU 22 20 24 Estimated mobile penetration 1.8% Estimated market share 45% Customers of 457,707 221.2% ARPU of $24 per month 9.1% Cumulative capex $157 million

Vodacom Lesotho Estimated mobile penetration 4.9% Estimated market share 78% Customers of 70,524 23.3% ARPU of R119 per month 36.8% Cumulative capex R198 million Cleaning up of inactive customer base Sep 2002 Mar 2003 Sep 2003 Customers 92 77 71 ARPU 87 104 119

Vodacom Mozambique Obstacles overcome Interconnect agreements Legal separation of fixed incumbent and mobile subsidiary 15-Year licence, commenced August 23, 2003 License fee of $15 million paid in August 2003 Aiming to launch commercial operations December 2003 Promising market Estimated mobile penetration of 1.4% GDP of $3.6 billion Population of 17.5 million

Financial review Leon Crouse Group Finance Director

Financial highlights R million Sep 2002 Sep 2003 Revenue growth 25.5% 19.6% EBITDA margin 32.1% 32.7% Profit from operations margin 19.5% 21.7% Net debt to equity 66.8% 34.7% Capital expenditure as a % of revenue 18.2% 10.0% Interim dividend of R600 million

Group revenue 2002 2003 2004 1st six months 7522 9441 11296 2nd six months 8629 10338 19.6% 25.5% 19.8% Revenue seasonality

Group revenue Airtime and access Interconnect revenue Equipment sales International airtime Other Market share 0.56 0.249 0.134 0.042 0.015 Airtime and access Interconnect revenue Equipment sales International airtime Other Market share 0.536 0.271 0.138 0.036 0.019 Marginal change in mix

Group revenue analysis R million Sep 2002 Sep 2003 % change South Africa 8,892 10,605 19.3 Tanzania 408 431 5.6 Congo 95 205 115.8 Lesotho 46 55 19.6 Vodacom Group 9,441 11,296 19.6 Other African operations contribution: 6.1%

SA gross connections analysis H1 2002 H2 2002 H1 2003 H2 2003 H1 2004 Contract 110 89 110 87 110 Prepaid 1273 1563 1513 1782 2135 SA overall (incl. community services) 1385 1653 1625 1870 2248 Exceptional gross connections

SA churn analysis 2001 2002 2003 Sep 03 Contract 0.187 0.145 0.119 0.108 Prepaid 0.248 0.301 0.34 0.441 SA overall (incl. community services) 0.233 0.272 0.304 0.391 Contained contract churn

SA ARPU analysis 2001 2002 2003 Sep 03 Contract 493 560 629 663 Prepaid 98 93 90 87 SA overall (incl. community services) 208 182 183 179 Increased contract ARPU

Increasing profits Strong EBITDA performance Increasing by 22.2% from the prior year Very good operating profit performance Increasing by 33.3% from the prior year Excellent net profit performance Increasing by 49.6% from the prior year Sep 2001 Sep 2002 Sep 2003 EBITDA 2542 3027 3698 Profit from operations 1575 1838 2451 Net profit 1008 918 1374 49.7% 33.3% 22.2% 19.1% 16.7% 8.9% Profits driven by SA operational success

Profit from operations analysis R million Sep 2002 Sep 2003 % change South Africa 1,965 2,502 27.3 Tanzania 60 54 (10.0) Congo (84) (6) 92.9 Lesotho 1 - - Holding Companies (104) (99) 4.8 Vodacom Group 1,838 2,451 33.4 Profit from operations margin 19.5% 21.7% Other African operations contribution: nil

EBITDA analysis R million Sep 2002 Sep 2003 % change South Africa 2,949 3,540 20.0 Tanzania 130 122 (6.2) Congo (56) 33 158.9 Lesotho 14 12 (14.3) Holding Companies (10) (9) 10.0 Vodacom Group 3,027 3,698 22.2 EBITDA margin 32.1% 32.7% Other African operations contribution: 4.3%

Factors affecting the trends Fluctuating low margin equipment sales Change in traffic mix continuing Net interconnect revenue continuing to decline Competition in all markets 2002 2003 2004 1st six months 751 1305 1514 2nd six months 876 959 2002 2003 2004 1st six months 1350 1572 1435 2nd six months 1573 1520

Group operating expenses 2002 2003 2004 1st six months 5947 7603 8845 2nd six months 6583 7846 16.3% 27.8% 19.2% Seasonal cycle less pronounced

Group operating expenses Depreciation and amortization Payments to other network operators Other direct network operating costs Staff expenses Marketing and advertising expenses General administrative expenses Market share 0.141 0.156 0.559 0.071 0.039 0.034 Depreciation and amortisation Payments to other network operators Other direct network operating costs Staff expenses Marketing and advertising expenses General administrative expenses Opex 0.156 0.129 0.57 0.066 0.048 0.031

Margin analysis H1 2002 H2 2002 H1 2003 H2 2003 H1 2004 EBITDA margin 0.338 0.365 0.321 0.356 0.327 Operating profit margin 0.209 0.237 0.195 0.241 0.217 Net profit margin 0.134 0.162 0.097 0.136 0.122

Impact of Rand strength Capex purchases Slowing and benefiting from Rand strength FEC book Reduced to R801 million from R2.0 billion at September 2002 IAS 39 effect smaller due to smaller FEC book and slowing capex Tanzania Revenue up 45.2% in USD but only up 5.6% in Rand Profit from operations up 22.4% in USD, but down 10.0% in Rand Congo Revenue up 198.4% in USD and up 115.8% in Rand Profit from operations up 92.9% in USD, and up 91.6% in Rand Impact positive because of losses from operations, however losses greatly reduced

Improving efficiencies Again improved SA customers per employee Other African operations making good progress SA cumulative network capex per customer down 5.3% to R1,876 2001 2002 2003 8/31/1999 Customers per employee 1245 1699 2017 2217 2001 2002 2003 8/31/1999 Customers per employee 612 619 1540 1658

Net debt composition and maturity R million 2004 2005 2006 2007 2008 >2009 Total South African finance leases 20.2 37.1 62.3 93.4 129.0 550.2 892.2 Vodacom Tanzania 66.8 88.8 113.3 104.9 48.4 83.3 505.5 Vodacom Congo 580.7 72.0 - - - - 652.7 Net bank and cash 569.3 569.3 Net debt 1237.0 197.9 175.6 198.3 177.4 633.5 2,619.7 Note: Net bank and cash include balances from all of Vodacom's operations as well as non interest-bearing debt

Net debt profile In the process of procuring non-recourse project finance for Vodacom Mozambique and Vodacom Congo All shareholder loans repaid 49% of Vodacom Congo debt is off balance sheet Foreign denominated, ring-fenced Foreign denominated, not ring-fenced ZAR denominated, finance leases ZAR denominated, other Net Debt 0.18 0.13 0.34 0.35

Slowing capital expenditure 2001 2002 2003 Sep 03 Net debt to EBITDA % 0.631 0.629 0.342 0.264 Net debt to net tangible assets % 0.99 0.765 0.36 0.374 Capex as a % of revenue 0.24 0.253 0.172 0.1 Strong cash generation

Shareholder distributions 2000 2001 2002 2003 Sep 03 Dividends 480 600 600 600 Interest 202 158 144 168 47 Shareholder loans 920 Paid out R600 million 2003 final dividend June 30, 2003 Repaid R920 million shareholders loan June 30, 2003 Paid out R600 million 2004 interim dividend September 30, 2003 Expect to continue paying dividends

Strong balance sheet 2001 2002 2003 Sep 03 Net debt to EBITDA % 0.631 0.629 0.342 0.264 Net debt to net tangible assets % 0.99 0.765 0.36 0.374 Net debt to equity % 0.754 0.655 0.336 0.347 Position after payments made to shareholders of R2.2 billion in last six months

Questions?